Exhibit 99.51

Form 51-102F3

Material Change Report

Item 1	Name and Address of Issuer

Midas Gold Corp. (the “Company”)

Suite 890 - 999 West Hastings Street

Vancouver, BC V6C 2W2

Item 2	Date of Material Change

March 10, 2020 and March 17, 2020

Item 3	News Release

Two news releases dated March 10, 2020 and March 17, 2020, respectively, were issued and disseminated through the facilities of Canada Newswire and filed on the System for Electronic Document Analysis and Retrieval (SEDAR).

Item 4	Summary of Material Change

On March 10, 2020, the Company amended the terms of its private placement previously announced on February 27, 2020 (the “Offering”, comprised of the Note Offering and Brokered Offering) and re-priced the conversion price of the Canadian dollar denominated 0.05% senior unsecured convertible notes (the “Notes”) to be issued by a wholly-owned subsidiary of the Company, and the purchase price of the common shares of the Company (the “Common Shares”) under the Offering from C$0.53 to C$0.4655. All other material terms of the previously announced Offering remain unchanged.

On March 17, 2020, the Company reported that the Offering was completed, and raised total gross proceeds of US$35.0 million (C$47.6 million).

Item 5.1	Full Description of Material Change

See news release dated March 10, 2020 attached as Schedule “A” hereto, and news release dated March 17, 2020 attached as Schedule “B” hereto, respectively. All of the Notes under the Offering were purchased by Paulson & Co. Inc. (“Paulson”) and no Notes or Common Shares were taken up under the proposed brokered portion of the Offering.

Prior to the Offering, Paulson held 9,664,520 Common Shares and C$34,502,500.13 of convertible notes issued in 2016 (“2016 Notes”), representing 3.56% of the outstanding Common Shares of the Company (107,101,685 Common Shares or 29.03% on a partially diluted basis assuming conversion of just the 2016 Notes held by Paulson). Following completion of the Offering, Paulson beneficially owns 9,664,520 Common Shares, representing approximately 3.56% of the Company’s outstanding Common Shares (209,357,324 Common Shares or 44.43% on a partially diluted basis, assuming conversion of only the 2016 Notes and 2020 Notes held by Paulson, and 40.67% assuming conversion of the all of the 2016 Notes, some of which are held by other parties, and the 2020 Notes. As Paulson already held more than 20% of the Company’s outstanding securities on a partially diluted basis, the Offering did not materially affect control of the Company.

As Paulson is an insider of the Company, the Offering was a “related party transaction” within the meaning of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). However, as neither the fair market value of the securities acquired by the Paulson, nor the consideration for the securities paid by Paulson, exceeds 25% of the Company’s market capitalization, the issuance of securities was exempt from the formal valuation requirements of Section 5.4 of MI 61-101 pursuant to Subsection 5.5(a) of MI 61-101 and exempt from the minority approval requirements of Section 5.6 of MI 61-101 pursuant to Subsection 5.7(1)(a) of MI 61-101.

The Company did not file a material change report more than 21 days before the expected closing of the Offering as the details of the Offering and the participation therein by related parties of the Company were not settled until shortly prior to closing and the Company wished to close the Offering on an expedited basis for sound business reasons.

In conjunction with the Offering, the Company appointed Marcelo Kim, Partner at Paulson and a current director of the Company, as Chair of its board of directors, and Peter Nixon, current Chair of the board of directors of the Company, as independent Lead Director.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Contact:      Liz Monger, Manager, Investor Relations & Corporate Secretary

Telephone: (778) 724-4704

Item 9	Date of Report

March 20, 2020

Schedule “A”

News Release dated March 10, 2020

(see attached)

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR RELEASE, PUBLICATION, DISTRIBUTION OR DISSEMINATION DIRECTLY, OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO THE UNITED STATES.

Midas Gold Announces Private Placement Re-Pricing

Funding to support the continued permitting and feasibility work on the Stibnite Gold Project, Idaho

VANCOUVER, BRITISH COLUMBIA – Midas Gold Corp. (MAX:TSX / MDRPF:OTCQX, “Midas Gold” or the “Company”) today announced that it has amended its private placement originally announced on February 27, 2020 (the “Offering”, comprised of the Note Offering and Brokered Offering as defined below) in order to reflect the current market price of the Company’s common shares.

“The turmoil in the market since the announcement of the offering on February 27, 2020 has impacted the price of Midas Gold’s shares, along with many others,” said Stephen Quin, President & CEO. “After considering the market conditions, Midas Gold’s need for additional financing in the near term and the impact of the re-pricing on overall dilution, among other factors, Midas Gold determined that having funding certainty to carry on with its permitting process warranted an agreement to modify the terms of the financing and ensure a timely completion of the Offering.”

Pursuant to the amended terms of the Offering:

•	the conversion price of the Canadian dollar denominated 0.05% senior unsecured convertible notes (the “Notes”) to be issued by a wholly-owned subsidiary of the Company pursuant to the Offering will be reduced from C$0.53 to C$0.4655;

•	the purchase price of the common shares of the Company (the “Common Shares”) under the Offering will be reduced from C$0.53 to C$0.4655;

•	Paulson & Co. Inc., on behalf of the several investment funds and accounts managed by it (“Paulson”) has agreed to purchase Notes for gross proceeds of a minimum C$34,000,000 (the “Note Offering”), being the Canadian dollar equivalent of US$25 million(1);

•	BMO Capital Markets and Sprott Capital Partners LP (as co-lead agents) and a syndicate of agents including Cormark Securities Inc. and Haywood Securities Inc. (collectively, the “Agents”) have agreed to act as agents in connection with a best efforts brokered private placement of Notes and/or Common Shares (the “Brokered Offering”) for total gross proceeds of up to C$13,600,000, being the Canadian dollar equivalent of US$10 million(1).

•	upon completion of the Offering, the Company and the Issuer would receive aggregate gross proceeds of C$47,600,000;

•	all other material terms of the previously announced Offering remain unchanged, including the following:

▪	the amount of gross proceeds to be raised under the Offering remains at US$35 million;

▪	to the extent that any portion of the Brokered Offering is not purchased by other investors, Paulson will subscribe for the remainder of the Brokered Offering amount in the form of additional Notes, thereby ensuring the Offering would be fully subscribed;

(1) Based on an exchange rate of US$1.00 = C$1.36.

▪	the intended use of proceeds from the Offering is the same as previously announced;

▪	the Company has applied to the TSX under Section 604(e) of the Manual and will be relying on the “financial hardship” exemption from the requirement to obtain shareholder approval in respect of the Offering; and

▪	since neither the fair market value of the securities acquired by the Paulson (an insider of the Company), nor the consideration for the securities paid by Paulson, exceeds 25% of the Company’s market capitalization as calculated in accordance with MI 61-101 (as defined below), the issuance of securities is exempt from the formal valuation requirements of Section 5.4 of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”) pursuant to Subsection 5.5(a) of MI 61-101 and exempt from the minority approval requirements of Section 5.6 of MI 61-101 pursuant to Subsection 5.7(1)(a) of MI 61-101.

Total Securities Issuable

As a result of the foregoing, an aggregate of 102,255,639 Common Shares (or 37.66% of the Company’s currently issued and outstanding Common Shares) will be issued or made issuable pursuant to the Offering, whether through the issuance of Common Shares, or the conversion of Notes, sold under the Offering.

A minimum of 73,039,742 Common Shares will be made issuable to insiders (being the number of Common Shares issuable upon the conversion of all Notes to be purchased by Paulson under the Note Offering). To the extent that any portion of the Brokered Offering is not purchased by other investors, up to a maximum of 102,255,639 Common Shares could be made issuable to insiders (being the maximum number of Common Shares issuable upon the conversion of all Notes purchased by Paulson in the event that there are no other subscribers under the Brokered Offering).

The Conversion Price of C$0.4655 represents a 5% discount to the closing price of the Common Shares (a 12.07% discount to the 5-day volume-weighted trading price of the Common Shares) on the Toronto Stock Exchange (“TSX”) on March 9, 2020.

Participation in the Offering by Paulson

Paulson’s current security holdings of the Company consists of 9,664,520 Common Shares and outstanding convertible notes of the Issuer in the principal amount of C$34,502,500.13, representing 3.56% of the outstanding Common Shares of the Company (107,101,685 Common Shares or 29.03% on a partially diluted basis assuming conversion of just the convertible notes currently held by Paulson). Upon completion of the Offering, Paulson will beneficially own 9,664,520 Common Shares, representing approximately 3.21% of the Company’s outstanding common shares (180,141,427 Common Shares or 38.23% on a partially diluted basis, assuming conversion of all convertible securities held by Paulson and no other convertible securities, and 35.00% assuming conversion of all existing convertible notes of the Company; and also assuming all of the Brokered Offering is sold to existing shareholders and other investors as to Common Shares only and no Notes). If no portion of the Brokered Offering is purchased by other investors, Paulson would beneficially own up to approximately 3.56% of the Company’s outstanding common shares (209,357,324 Common Shares or 44.43% on a partially diluted basis, assuming conversion of all convertible securities held by Paulson and no other convertible securities and 40.67% assuming conversion of all existing convertible notes of the Company).

As Paulson already holds more than 20% of the Company’s outstanding securities on a partially diluted basis, the Offering would not materially affect control of the Company.

Listing Review

As an automatic consequence of relying upon the financial hardship exemption under Section 604(e) of the TSX Company Manual, the TSX has commenced a remedial de-listing review, which is normal practice when a listed Company seeks to rely on this exemption. Although the Company believes that it will be in compliance with all of the TSX listing requirements following completion of the Offering, no assurance can be provided as to the outcome of such review and, therefore, the Company’s continued qualification for listing on the TSX.

For further information about Midas Gold Corp., please contact:

Liz Monger -- Manager, Investor Relations
(t): 778.724.4704

(e): info@midasgoldcorp.com

Facebook: www.facebook.com/midasgoldidaho

Twitter: @MidasIdaho

Website: www.midasgoldcorp.com

About Midas Gold and the Stibnite Gold Project

Midas Gold Corp., through its wholly owned subsidiaries, is focused on the exploration and, if warranted, site restoration and development of gold-antimony-silver deposits in the Stibnite-Yellow Pine district of central Idaho that are encompassed by its Stibnite Gold Project.

Forward-Looking Information

This news release contains forward-looking statements regarding the Offering, closing of the Offering, use of proceeds of the Offering, the Company’s continued qualification for listing on the TSX, and continued advancement of the Stibnite Gold Project. These forward-looking statements are provided as of the date of this news release, or the effective date of the documents referred to in this news release, as applicable, and reflect predictions, expectations or beliefs regarding future events based on the Company's beliefs at the time the statements were made, as well as various assumptions made by and information currently available to them. In making the forward-looking statements included in this news release, the Company has applied several material assumptions, including, but not limited to, the assumption that regulatory approval of the Offering will be obtained in a timely manner; that all conditions precedent to the completion of the Offering will be satisfied in a timely manner; that general economic and business conditions will not change in a materially adverse manner; and that the Company will be able to raise additional funds on reasonable terms. Although management considers these assumptions to be reasonable based on information available to it, they may prove to be incorrect. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions on which they are based do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the expectations expressed in them. These risk factors may be generally stated as the risk that the assumptions expressed above do not occur, but specifically include, without limitation, risks relating to: general market conditions; the Company’s ability to secure financing on favourable terms; and the additional risks described in the Company's latest Annual Information Form, and other disclosure documents filed by the Company on SEDAR. The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The Company does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on behalf of the Company, except as required by law.

Schedule “B”

News Release dated March 17, 2020

(see attached)

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR RELEASE, PUBLICATION, DISTRIBUTION OR DISSEMINATION DIRECTLY, OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO THE UNITED STATES.

Midas Gold Completes US$35.0 Million (C$47.6 Million) Financing

Funds to be used to Advance the Stibnite Gold Project, Idaho

VANCOUVER, BRITISH COLUMBIA – Midas Gold Corp. (TSX:MAX / OTCQX:MDRPF) (“Midas Gold” or the “Company”) today reported that it has completed its previously announced offering (the “Offering”) of Canadian dollar denominated 0.05% senior unsecured convertible notes issued by a wholly owned subsidiary of the Company (the “2020 Notes”), raising total gross proceeds of US$35.0 million (C$47.6 million). The 2020 Notes are convertible into common shares of the Company (“Common Shares”) at a price of C$0.4655 per share. All of the 2020 Notes were purchased by Paulson & Co., Inc. (“Paulson”) and no 2020 Notes or Common Shares were taken up under the proposed brokered portion of the Offering.

“We are appreciative of the continued support of Paulson in completing this Offering of the 2020 Notes,” said Stephen Quin, President & CEO of Midas Gold Corp. “Through this Offering, we are now positioned to continue to advance the world class Stibnite Gold Project with certainty of funding.”

Director Appointments

In conjunction with the Offering, Midas Gold will be appointing Marcelo Kim, Partner at Paulson and a current director of the Company, as Chair of its board of directors, and Peter Nixon, current Chair of the board of directors of the Company, as independent Lead Director.

“On behalf of Midas Gold, we thank Peter Nixon for his exemplary leadership as Chair of the Company since its foundation and will continue to work with him in his continuing role as Lead Director,” said Mr. Quin. “Mr. Kim has been an active contributor to the Company since his appointment in 2016 and we look forward to working with him on this next important phase of the Company’s development.”

Paulson Ownership

Under the Offering, Paulson, on behalf of the several investment funds and accounts managed by it, purchased 2020 Notes in the aggregate principal amount of C$47.6 million (US$35.0 million).

Prior to the Offering, Paulson held 9,664,520 Common Shares and C$34,502,500.13 of convertible notes issued in 2016 (“2016 Notes”), representing 3.56% of the outstanding Common Shares of the Company (107,101,685 Common Shares or 29.03% on a partially diluted basis assuming conversion of just the 2016 Notes held by Paulson). Following completion of the Offering, Paulson beneficially owns 9,664,520 Common Shares, representing approximately 3.56% of the Company’s outstanding Common Shares (209,357,324 Common Shares or 44.43% on a partially diluted basis, assuming conversion of only the 2016 Notes and 2020 Notes held by Paulson, and 40.67% assuming conversion of the all of the 2016 Notes, some of which are held by other parties, and the 2020 Notes.

As Paulson already holds more than 20% of the Company’s outstanding securities on a partially diluted basis, the Offering does not materially affect control of the Company.

Use of Proceeds

Midas Gold and its subsidiaries will use the proceeds from the Offering for permitting and feasibility studies for the Stibnite Gold Project and for working capital and general corporate purposes.

Advisors

Fort Capital Partners acted as financial advisor to the Special Committee of the board of directors of the Company. Miller Thomson LLP acted as Canadian legal counsel, and Dorsey & Whitney LLP acted as US legal counsel to Midas Gold. Goodmans LLP acted as Canadian counsel to Paulson.

This news release does not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws, and may not be offered or sold within the United States unless an exemption from such registration is available.

For further information about Midas Gold Corp., please contact:

Liz Monger – Manager, Investor Relations

(t): 778.724.4704

(e): info@midasgoldcorp.com

Forward-Looking Statements

Statements contained in this news release that are not historical facts are "forward-looking information" or "forward-looking statements" (collectively, "Forward-Looking Information") within the meaning of applicable Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-Looking Information includes, but is not limited to, disclosure regarding possible events, conditions or financial performance that is based on assumptions about future economic conditions and courses of action and expected use of proceeds and business objectives. In certain cases, Forward-Looking Information can be identified by the use of words and phrases such as "anticipates", "expects", "understanding", "has agreed to", “will” or variations of such words and phrases or statements that certain actions, events or results "would", "occur" or "be achieved". Although Midas Gold has attempted to identify important factors that could affect Midas Gold and may cause actual actions, events or results to differ materially from those described in Forward-Looking Information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. In making the forward-looking statements in this news release, Midas Gold has applied several material assumptions, including the assumptions that general business and economic conditions will not change in a materially adverse manner. There can be no assurance that Forward-Looking Information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on Forward-Looking Information. Except as required by law, Midas Gold does not assume any obligation to release publicly any revisions to Forward-Looking Information contained in this news release to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.